Exhibit 99.1

NEWS RELEASE

TSX & NYSE: ARIS
aris-mining.com

ARIS MINING REPORTS Q3 2026 PRODUCTION

Year-to-date production up 16%; Marmato expansion advances toward first gold in Q4

Vancouver, Canada, October 7, 2026 – Aris Mining Corporation (Aris Mining or the Company) reports gold production of 217.3 thousand ounces (koz) for the nine months ended September 30, 2026 (YTD 2026), up 16% from YTD 2025. Based on year-to-date operating performance and the outlook for the fourth quarter, the Company remains on track to meet the lower end of 2026 production guidance of 300,000 to 350,000 ounces. All amounts are in U.S. dollars unless otherwise indicated.

Neil Woodyer, Chair and CEO, commented “During the third quarter, we continued to advance our growth plans at both Segovia and Marmato.

At Segovia, owner-mined tonnes increased approximately 23% from Q1 to Q3. Production from our external mining partners was affected earlier in the year by temporary constraints on access to explosives, which impacted their tonnes and grades. This issue was resolved in September under the new Colombian administration, positioning partner production to increase toward planned ramp-up levels.

At Marmato, the new Cascabel 3 filtered tailings facility, a key component of the expansion project, has been commissioned. We used the associated planned downtime to carry out upgrades at the existing flotation plant, while construction of the new CIP plant continues to advance toward first gold in Q4.

With mining underway in the Bulk Mining Zone, ore stockpiles building ahead of CIP commissioning, and the Cascabel 3 filtered tailing facility now operational, Marmato is well positioned heading into 2027. Together, the Segovia and Marmato expansions are expected to support annual gold production of approximately 500,000 ounces once fully ramped-up.”

Q3 2026 Highlights:1

●	Q3 2026 production of 69.3 koz, resulting in YTD 2026 production of 217.3 koz, up 16% from the same period in 2025.

●	Q3 2026 gold sales of 68.4 koz at an average realized price of approximately $4,204 per ounce, resulting in Q3 2026 gold revenue of approximately $287 million and over $972 million on a year-to-date basis.

●	The Marmato expansion project achieved another key milestone with the commissioning of the new Cascabel 3 filtered tailings facility. The planned transition from Cascabel 2 required approximately four weeks of flotation plant downtime, which was used to complete upgrades and extensive maintenance and contributed to lower production in Q3 2026.

●	The refurbishment of the primary ball mill and the installation of a new regrind mill and Knelson concentrator have increased the Marmato flotation plant’s capacity to 1,250 tonnes per day (tpd).

●	Marmato’s 5,000 tpd CIP plant remains on track for first gold in Q4 2026.

●	Cash balance of $419 million at September 30, 2026, including $42 million from the third and final Marmato construction funding instalment from Wheaton Precious Metals.

1 The Q3 2026 results contained in this news release are preliminary and may differ from the final results to be included in the Company’s interim financial statements and MD&A for the period ended September 30, 2026, expected to be released on or around November 4, 2026. In addition, due to rounding, certain numbers presented in this news release may not sum precisely.

NEWS RELEASE

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●	The Toroparu Prefeasibility Study remains on track for completion in Q4 2026.

●	At Soto Norte, the technical mine plan has been approved by the ANM and preparation of the Environmental and Social Impact Assessment has been completed for community engagement.

The Company expects to report its full Q3 2026 financial and operating results on or around November 4, 2026.

Table 1: Consolidated Group

Gold Production & Sales	Q3 2026	Q2 2026	Q1 2026	9M 2026	9M 2025	Growth over 9M 2025
Segovia (koz)	63.4	64.4	66.6	194.4	164.6	+18.1%
Marmato (koz)	5.8	9.3	7.8	22.9	22.0	+4.1%
Total production (koz)	69.3	73.7	74.3	217.3	186.7	+16.4%
Total sales (koz)	68.4	72.1	74.8	215.3	188.3	+14.3%

Table 2: Segovia – Quarterly Production Data

Operating Information	Q3 2026	Q2 2026	Q1 2026	9M 2026
Tonnes processed (kt)	208.0	202.5	175.4	585.9
Average gold grade processed (g/t)	9.77	10.23	12.41	10.72
Recoveries (%)	95.9%	95.7%	95.3%	95.6%
Gold produced (koz)	63.4	64.4	66.6	194.4
Gold sold (koz)	62.7	62.8	67.7	193.2

Table 3: Marmato – Quarterly Production Data

Operating Information	Q3 2026	Q2 2026	Q1 2026	9M 2026
Tonnes processed (kt)	55.5	84.6	77.0	217.2
Average gold grade processed (g/t)	3.68	3.79	3.53	3.67
Recoveries (%)	89.7%	90.4%	89.6%	89.9%
Gold produced (koz)	5.8	9.3	7.8	22.9
Gold sold (koz)	5.6	9.4	7.1	22.1

NEWS RELEASE

TSX & NYSE: ARIS
aris-mining.com

About Aris Mining

Aris Mining is a Canadian gold mining company focused on South America. The Company operates the Segovia and Marmato underground gold mines in Colombia, which together produced approximately 257,000 ounces of gold in 2025. Aris Mining is listed on the Toronto Stock Exchange and the New York Stock Exchange under the symbol ARIS.

The Company is advancing expansion projects at Segovia and Marmato that are expected to increase annual gold production to 500,000 ounces2, driven by the ramp-up at Segovia following the installation of the second mill which was completed in June 2025, and construction of the new Marmato bulk mine and CIP plant, with first gold expected in Q4 2026.

Aris Mining’s portfolio supports a longer-term objective of approximately 1 million ounces of annual gold production3. Key projects include the high-grade Soto Norte gold project in Colombia, where preparation of the Environmental and Social Impact Assessment (ESIA) has been completed for community engagement, and the Toroparu gold project in Guyana, where a Prefeasibility Study is in progress and a construction decision is expected in early 2027.

Additional information on Aris Mining can be found at www.aris-mining.com, www.sedarplus.ca, and on www.sec.gov.

Aris Mining Contact

Oliver Dachsel	Lillian Chow
Senior Vice President, Capital Markets	Director, Investor Relations & Communications
+1.917.847.0063	info@aris-mining.com

Cautionary Language

Qualified Person

Pamela De Mark, P.Geo., Senior Vice President Geology and Exploration of Aris Mining, is a Qualified Person as defined by National Instrument 43-101 (NI 43-101), and has reviewed and approved the technical information contained in this news release.

2 Reflects expected steady-state annual gold production of approximately 300 thousand ounces (koz) at Segovia and 200 koz at Marmato following completion and ramp-up of the respective expansion projects. For more information, please refer to the Company’s news releases dated June 30, 2025 regarding the Segovia expansion and March 12, 2025 regarding the Marmato expansion.

3 Includes potential production estimates from Toroparu, which is based on a preliminary economic assessment effective October 21, 2025, which contemplates a 7.0 Mtpa operation over a 21.3-year mine life with average annual gold production of approximately 235 koz at a base case gold price of US$3,000/oz. The preliminary economic assessment is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the preliminary economic assessment will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability. There can be no assurance that the projected production will be achieved. Such production also remains subject to obtaining all necessary permits and to formal construction decisions by the Company, in each case for both Soto Norte and Toroparu.

NEWS RELEASE

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Forward-Looking Information

This news release contains “forward-looking information” or forward-looking statements” within the meaning of Canadian securities legislation. All statements included herein, other than statements of historical fact, including, without limitation, statements relating to the timing for completion and first gold pour at the Marmato CIP Plant, expectations regarding meeting guidance, Segovia and Marmato Q3 2026 production and sales, the expected increase in production from the ongoing ramp up at Segovia, CMP production levels at Segovia, Soto Norte community engagement and environmental-licensing activities, the expected timing for releasing full Q3, 2026 financial and operating results, the timeline for a Prefeasibility Study and construction decision for the Toroparu Project, the objective of reaching 1 million ounces of production, are forward-looking. Generally, the forward-looking information and forward looking statements can be identified by the use of forward looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, “will continue” or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. The material factors or assumptions used to develop forward looking information or statements are disclosed throughout this news release.

Forward looking information and forward looking statements, while based on management’s best estimates and assumptions, are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Aris Mining to be materially different from those expressed or implied by such forward-looking information or forward looking statements, including but not limited to those factors discussed in the section entitled “Risk Factors” in Aris Mining’s annual information form dated March 11, 2026 which is available on SEDAR+ at www.sedarplus.ca and included as part of the Company’s Annual report on Form 40-F, filed with the SEC at www.sec.gov.

Although Aris Mining has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information and forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information or statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information or statements. The Company has and continues to disclose in its Management’s Discussion and Analysis and other publicly filed documents, changes to material factors or assumptions underlying the forward-looking information and forward-looking statements and to the validity of the information, in the period the changes occur. The forward-looking statements and forward-looking information are made as of the date hereof and Aris Mining disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements or forward-looking information contained herein to reflect future results. Accordingly, readers should not place undue reliance on forward-looking statements and information.